FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, March 16, 2010

Mr. Superintendent of Securities and Insurance

RE:    Complementary information to our communications of this past March 3rd, in relation to the Official Circular Nº 574 of March 3, 2010

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby communicates to you the following:

1.           As of this week, the Company has resumed operation of the following industrial facilities:

Sawn Timber Area: The Company currently owns seven sawmills in Chile, four of which began operating (located in Constitución, Nueva Aldea and Cholguán). Of the six remanufacturing facilities, four have begun operating (located in Constitución, Valdivia and Cholguán).

Panel Area: Two of four panel facilities owned by the company have resumed operations. Trupán panel facility has begun operating an MDF production line, while Nueva Aldea panel facility has resumed operation of two plywood production lines. Additionally, the biomass-based power plant located at Nueva Aldea panel facility has begun operating and is currently supplying electric energy to the Central Interconnected System, Chile’s energy grid.

Pulp Area: The Company’s five pulp mills in Chile are still being assessed for damages and work is being done to resume operations. However, the biomass-based power plant located at the Valdivia pulp mill has begun operating and is currently supplying electric energy to the Central Interconnected System, Chile’s energy grid.

Operations are gradually resuming their normal functions, which is an important step in the normalization plan to recover the facilities that were stopped due to the earthquake and tidal wave that hit Chile on February 27, 2010. Additionally, an important number of contractors and contract workers have resumed their jobs and associated activities.

2.           As to the Company’s remaining facilities in Chile, these are being assessed by specialty teams for damages and work is being carried out to begin operating as soon as possible, except for the Valdivia sawmill, which did not cease operations.

Best Regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   March 26, 2010                                                         By:          /s/  Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer